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                                                                    EXHIBIT 99.1

ITEM 1.  BUSINESS.

                             ENVIRONMENTAL MATTERS

ASBESTOS

     As a result of their age, many of our facilities contain significant amounts of asbestos insulation, other asbestos-containing materials and lead-based paint. Existing state and federal rules require the proper management and disposal of these potentially toxic materials. We have developed a management plan that includes proper maintenance of existing non-friable asbestos installations, and removal and abatement of asbestos containing materials where necessary because of maintenance, repairs, replacement or damage to the asbestos itself. We have planned for the proper management, abatement and disposal of asbestos and lead-based paint at our facilities.

     Our facilities are the subject of a number of lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos while working at sites along the Texas Gulf Coast. Most of these claimants have been third party workers who participated in construction of various industrial facilities, including power plants, and some of the claimants have worked at locations owned by us. We anticipate that additional claims like those received may be asserted in the future, and we intend to continue our practice of vigorously contesting claims that we do not consider to have merit.

                                  RISK FACTORS

                                  MARKET RISKS

  OUR REVENUES AND RESULTS OF OPERATIONS ARE IMPACTED BY MARKET RISKS THAT ARE BEYOND OUR CONTROL.

     We sell electric generation capacity, energy and ancillary services in the ERCOT market. Under the Texas electric restructuring law, we and other power generators in Texas are not subject to traditional cost-based regulation and therefore may sell electric generation capacity, energy and ancillary services to wholesale purchasers at prices determined by the market. As a result, we are not guaranteed any rate of return on our capital investments through mandated rates, and our revenues and results of operations depend, in large part, upon prevailing market prices for electricity in the ERCOT market. Market prices for electricity, generation capacity, energy and ancillary services may fluctuate substantially. Our gross margins are primarily derived from the sale of capacity entitlements associated with our large, solid fuel base-load generating units, including our Limestone and W. A. Parish facilities and our interest in the South Texas Project. The gross margins generated from payments associated with the capacity of these units are directly impacted by natural gas prices. Since the fuel costs for our base-load units are largely fixed under long-term contracts, they are generally not subject to significant daily and monthly fluctuations. Because natural gas is the marginal fuel for facilities serving the ERCOT market during most hours, gas prices have a significant influence on the price of electric power. As a result, the price customers are willing to pay for entitlements to our solid fuel-fired base-load capacity generally rises and falls with natural gas prices.

     Market prices in the ERCOT market may also fluctuate substantially due to other factors. Such fluctuations may occur over relatively short periods of time. Volatility in market prices may result from:

     - oversupply or undersupply of generation capacity;

     - power transmission or fuel transportation constraints or inefficiencies;

     - weather conditions;

     - seasonality;

     - availability and market prices for natural gas, crude oil and refined products, coal, lignite, enriched uranium and uranium fuels;

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     - changes in electricity usage;

     - additional supplies of electricity from existing competitors or new market entrants as a result of the development of new generation facilities or additional transmission capacity;

     - illiquidity in the ERCOT market;

     - availability of competitively priced alternative energy sources;

     - natural disasters, wars, embargoes, terrorist attacks and other catastrophic events; and

     - federal and state energy and environmental regulation and legislation.

  THERE IS CURRENTLY A SURPLUS OF GENERATING CAPACITY IN THE ERCOT MARKET AND WE EXPECT THE MARKET FOR WHOLESALE POWER TO BE HIGHLY COMPETITIVE.

     The reserve margin in the ERCOT market has exceeded 30% since 2001, and the Texas Utility Commission and the ERCOT ISO have forecasted the reserve margin for 2004 to continue to exceed 30%. The commencement of commercial operation of new facilities in the ERCOT market has increased and will continue to increase the competitiveness of the wholesale power market, which could have a material adverse effect on our business, results of operations, financial condition and cash flows and the market value of our assets.

     Our competitors include generation companies affiliated with Texas-based utilities, independent power producers, municipal and co-operative generators and wholesale power marketers. The unbundling of vertically integrated utilities into separate generation, transmission and distribution and retail businesses pursuant to the Texas electric restructuring law could result in a significant number of additional competitors participating in the ERCOT market. Some of our competitors may have greater financial resources, lower cost structures, more effective risk management policies and procedures, greater ability to incur losses, greater potential for profitability from ancillary services, or greater flexibility in the timing of their sale of generating capacity and ancillary services than we do.

  WE ARE SUBJECT TO OPERATIONAL AND MARKET RISKS ASSOCIATED WITH OUR CAPACITY AUCTIONS.

     We have sold entitlements to a significant portion of our available 2004 and 2005 generating capacity in our capacity auctions held to date. Although our obligation to conduct contractually-mandated auctions terminated in January 2004, we currently remain obligated to sell 15% of our installed generation capacity and related ancillary services pursuant to state-mandated auctions and we expect to conduct future capacity auctions with respect to all or a part of our remaining capacity from time to time. In these auctions, we sell firm entitlements on a forward basis to capacity and ancillary services dispatched within specified operational constraints. Although we have reserved a portion of our aggregate net generation capacity from our capacity auctions for planned or forced outages at our facilities, unanticipated plant outages or other problems with our generation facilities could result in our firm capacity and ancillary services commitments exceeding our available generation capacity. As a result, an unexpected outage at one of our lower cost facilities could require us to run one of our higher cost plants or obtain replacement power from third parties in the open market in order to satisfy our obligations even though the energy payments for the dispatched power are based on the cost of our lower-cost facilities.

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                                OPERATING RISKS

  THE OPERATION OF OUR POWER GENERATION FACILITIES INVOLVES RISKS THAT COULD ADVERSELY AFFECT OUR REVENUES, COSTS, RESULTS OF OPERATIONS AND CASH FLOWS.

     General. We are subject to various risks associated with operating our power generation facilities, any of which could adversely affect our revenues, costs, results of operations, financial condition and cash flows. These risks include:

     - operating performance below expected levels of output or efficiency;

     - breakdown or failure of equipment or processes;

     - disruptions in the transmission of electricity;

     - shortages of equipment, material or labor;

     - labor disputes;

     - fuel supply interruptions;

     - limitations that may be imposed by regulatory requirements, including, among others, environmental standards;

     - limitations imposed by the ERCOT ISO;

     - violations of permit limitations;

     - operator error; and

     - catastrophic events such as fires, hurricanes, explosions, floods, terrorist attacks or other similar occurrences.

     A significant portion of our facilities was constructed many years ago. Older generation equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to keep it operating at high efficiency and to meet regulatory requirements. This equipment is also likely to require periodic upgrading and improvement. Any unexpected failure to produce power, including failure caused by breakdown or forced outage, could result in reduced earnings.

     The cost of repairing damage to our facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events may adversely impact our results of operations, financial condition and cash flows. The occurrence or risk of occurrence of future terrorist activity may impact our results of operations and financial condition in unpredictable ways. These actions could also result in adverse changes in the insurance markets and disruptions of power and fuel markets. In addition, our power generation facilities and fuel supply could be directly or indirectly harmed by future terrorist activity. The occurrence or risk of occurrence of future terrorist attacks or related acts of war could also adversely affect the United States economy. A lower level of economic activity could result in a decline in energy consumption, which could adversely affect our revenues and margins and limit our future growth prospects. Also, these risks could cause instability in the financial markets and adversely affect our ability to access capital.

     We employ experienced personnel to maintain and operate our facilities and carry insurance to mitigate the effects of some of the operating risks described above. Our insurance policies, however, are subject to certain limits and deductibles and do not include business interruption coverage. Should one or more of the events described above occur, revenues from our operations may be significantly reduced or our costs of operations may significantly increase.

     In December 2003, one of the three auxiliary standby diesel generators for Unit 2 at the South Texas Project failed during a routine test. The NRC allowed continued operation of Unit 2 while repairs to the generator were made. Repairs are expected to be completed before the end of a scheduled refueling outage on the unit in the spring of 2004. Should Unit 2 experience an unplanned shutdown prior to its scheduled outage, there is a risk that the NRC would not permit restarting the unit until the diesel generator was fully repaired.

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Our share of the ultimate cost of repairs to the diesel generator is estimated to be approximately $5 million and is expected to be substantially covered by insurance.

  WE RELY ON POWER TRANSMISSION FACILITIES THAT WE DO NOT OWN OR CONTROL AND ARE SUBJECT TO TRANSMISSION CONSTRAINTS WITHIN THE ERCOT MARKET. IF THESE FACILITIES FAIL TO PROVIDE US WITH ADEQUATE TRANSMISSION CAPACITY, WE MAY NOT BE ABLE TO DELIVER WHOLESALE ELECTRIC POWER TO OUR CUSTOMERS AND WE MAY INCUR ADDITIONAL COSTS.

     We depend on transmission and distribution facilities owned and operated by our affiliate, CenterPoint Houston, and on transmission and distribution systems owned by others to deliver the wholesale electric power we sell from our power generation facilities to our customers, who in turn deliver power to the end users. If transmission is disrupted, or if transmission capacity infrastructure is inadequate, our ability to sell and deliver wholesale electric energy may be adversely impacted.

     The single control area of the ERCOT market for 2004 is organized into five congestion zones, referred to as the North, Northeast, South, West and Houston zones. These congestion zones are determined by physical constraints on the ERCOT transmission system that make it difficult or impossible at times to move power from a zone on one side of the constraint to the zone on the other side of the constraint. All but two of our facilities are located in the Houston congestion zone. Our Limestone facility is located in the North congestion zone and the South Texas Project is located in the South congestion zone. We sell a portion of the entitlements offered in our state-mandated auctions to customers located in congestion zones other than the Houston zone. Transmission congestion between these zones could impair our ability to schedule power for transmission across zonal boundaries, which are defined by the ERCOT ISO, thereby inhibiting our efforts to match our facility scheduled outputs with our customer scheduled requirements.

     The ERCOT ISO has instituted rules that directly assign congestion costs to the parties causing the congestion. Therefore, power generators participating in the ERCOT market could be liable for the congestion costs associated with transferring power between zones. We schedule our anticipated requirements based on our own forecasted needs, which rely in part on demand forecasts made by our customers. These forecasts may prove to be inaccurate. We could be deemed responsible for congestion costs if we schedule delivery of power between congestion zones during times when the ERCOT ISO expects congestion to occur between the zones. If we are liable for congestion costs, our financial results could be adversely affected. For more information about the ERCOT market, please read "Our Business -- The ERCOT Market" above.

  OUR RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS COULD BE ADVERSELY IMPACTED BY A DISRUPTION OF OUR FUEL SUPPLIES.

     We rely primarily on natural gas, coal, lignite and uranium to fuel our generation facilities. We purchase our fuel from a number of different suppliers under long-term contracts and on the spot market. We sell firm entitlements to capacity and ancillary services. Therefore, any disruption in the delivery of fuel could prevent us from operating our facilities to meet our auction commitments, which could adversely affect our results of operations, financial condition and cash flows.

     Delivery of natural gas to each of our natural gas-fired facilities typically depends on the natural gas pipelines or distributors for that location. As a result, we are subject to the risk that a natural gas pipeline or distributor may suffer disruptions or curtailments in our ability to deliver natural gas to it or that the amounts of natural gas we request are curtailed. These disruptions or curtailments could adversely affect our ability to operate our natural gas-fired generating facilities. We lease gas storage facilities capable of storing approximately 6.3 billion cubic feet of natural gas, of which
4.2 billion cubic feet is working capacity.

     We purchase coal from a limited number of suppliers. Generally, we seek to maintain average coal reserves sufficient to operate our coal-fired facilities for 30 days. We also have long-term rail transportation contracts with two rail transportation companies to transport coal to our coal-fired facilities. Any extended disruption in our coal supply, including those caused by transportation disruptions, adverse weather conditions, labor relations or environmental regulations affecting our coal suppliers, could adversely affect our ability to operate our coal-fired facilities. We are also exposed to the risk that suppliers that have agreed to provide us
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with fuel could breach their obligations. Should these suppliers fail to perform, we may be forced to enter into alternative arrangements at then-current market prices. As a result, our results of operations, financial condition and cash flows could be adversely affected.

  TO DATE, WE HAVE SOLD A SUBSTANTIAL PORTION OF OUR AUCTIONED CAPACITY ENTITLEMENTS TO SUBSIDIARIES OF RELIANT RESOURCES. ACCORDINGLY, OUR RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS COULD BE ADVERSELY AFFECTED IF RELIANT RESOURCES CEASES TO BE A MAJOR CUSTOMER OR FAILS TO MEET ITS OBLIGATIONS.

     By participating in our contractually-mandated auctions, subsidiaries of Reliant Resources have purchased entitlements to 79% of our sold 2004 capacity and 68% of our sold 2005 capacity. Reliant Resources has made these purchases either through the exercise of its contractual rights to purchase 50% of the entitlements we auctioned in our prior contractually-mandated auctions or through the submission of bids. In the event Reliant Resources ceases to be a major customer or fails to meet its obligations to us, our results of operations, financial condition and cash flows could be adversely affected. As of December 31, 2003, Reliant Resources' securities ratings are below investment grade. We have been granted a security interest in accounts receivable and/or securitization notes associated with the accounts receivable of certain subsidiaries of Reliant Resources to secure up to $250 million in purchase obligations.

  WE MAY INCUR SUBSTANTIAL COSTS AND LIABILITIES AS A RESULT OF OUR OWNERSHIP OF NUCLEAR FACILITIES.

     We own a 30.8% interest in the South Texas Project, a nuclear powered generation facility. As a result, we are subject to the risks associated with the ownership and operation of nuclear facilities. These risks include:

     - liabilities associated with the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials;

     - limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations; and

     - uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

     The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines, shut down a unit, or both, depending upon our assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the NRC could necessitate substantial capital expenditures at nuclear plants. In addition, although we have no reason to anticipate a serious nuclear incident at the South Texas Project, if an incident were to occur, it could have a material adverse effect on our results of operations, financial condition and cash flows.

                                  OTHER RISKS

  OUR HISTORICAL FINANCIAL RESULTS COVERING PERIODS PRIOR TO 2002 REPRESENT OUR RESULTS AS PART OF AN INTEGRATED UTILITY OPERATING IN A REGULATED MARKET AND ARE NOT REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY OPERATING IN THE DEREGULATED ERCOT MARKET. CONSEQUENTLY, OUR FUTURE FINANCIAL CONDITION AND RESULTS OF OPERATIONS ARE LIKELY TO VARY MATERIALLY FROM THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS PRESENTED IN THE HISTORICAL FINANCIAL INFORMATION INCLUDED HEREIN COVERING PERIODS PRIOR TO 2002.

     We have limited experience operating as a stand-alone wholesale electric power generation company in a deregulated market. Our generation facilities were formerly owned by Reliant Energy, which conveyed these facilities to us in accordance with a business separation plan adopted in response to the Texas electric restructuring law.

     The historical financial information covering periods prior to 2002 does not reflect what our financial position, results of operations and cash flows would have been had our generation facilities been operated under the current deregulated ERCOT market. Although our generation facilities had a significant operating
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history at the time they were conveyed to us, the historical financial information relating to the operation of these facilities during periods prior to 2002 reflects the sale of the power generated by the facilities as part of an integrated utility at regulated rates. We currently sell the power generated by these facilities at market-based prices, and our revenues currently depend, in large part, upon prevailing market prices for electricity in the ERCOT market. To date, our capacity auctions have been consummated at market-based prices that have resulted in returns substantially below the historical regulated return on our facilities.

     The historical financial information we have included herein also does not reflect what our financial position, results of operations and cash flows would have been had we been a separate entity during the periods presented. Our historical costs and expenses included in our financial statements reflect charges from Reliant Energy for centralized corporate services and operating infrastructure costs as well as allocated costs of capital. These allocations have been determined based on what we and Reliant Energy considered to be reasonable reflections of the utilization of services provided to us or for the benefits received by us. We may experience significant changes in our cost structure, capitalization and operations as a result of our separation from Reliant Energy, including increased costs associated with reduced economies of scale and with being a publicly traded company.

  WE MAY NOT HAVE ACCESS TO SUFFICIENT CAPITAL IN THE AMOUNTS AND AT THE TIMES NEEDED TO FINANCE OUR BUSINESS.

     To date, our capital has been provided by internally generated cash flows and borrowings from the CenterPoint Energy money pool. As a result of our certification by the FERC as an "exempt wholesale generator" under the 1935 Act, we can no longer participate in this money pool. CenterPoint Energy has established a second money pool in which Texas Genco and certain other unregulated subsidiaries of CenterPoint Energy can participate. In December 2003, we entered into a $75 million revolving credit facility. It is anticipated that we will meet our cash needs with a combination of funds from operations and borrowings under our revolving credit facility. Except in an emergency situation (in which CenterPoint Energy could provide funding pursuant to applicable SEC rules), CenterPoint Energy would be required to obtain approval from the SEC to issue and sell securities for purposes of funding our operations or for CenterPoint Energy to guarantee our securities. There is no assurance that CenterPoint Energy will have sufficient funds to meet our cash needs.

     CenterPoint Energy's $2.3 billion bank facility limits our incurrence of indebtedness for borrowed money to an aggregate principal amount not to exceed $250 million outstanding at any time and requires that proceeds from the sale of any material portion of our assets, proportionate to CenterPoint Energy's ownership interest in us and subject to certain other requirements, be used to prepay indebtedness under such credit facility. Our new credit facility also limits our incurrence of additional secured indebtedness for borrowed money to a maximum of $175 million aggregate principal amount. Although we are not contractually bound by the limitations in CenterPoint Energy's bank facility, it is expected that CenterPoint Energy would likely cause its representatives on our board of directors to direct our business so as not to breach the terms of its facility.

     We can give no assurances that our current and future capital structure, operating performance, financial condition and cash flows will permit us to access the capital markets or to obtain other financing as needed to meet our working capital requirements and projected future capital expenditures on favorable terms. The amount of any debt issuance by us is expected to be affected by the market's perception of our creditworthiness, market conditions and factors affecting our industry. Our projected future capital expenditures are substantial. Our ability to secure third party credit lines or other debt financing may be adversely impacted by the factors described in this section, including the nature of our business, which may lead to volatility in our financial results and cash flows. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Future Sources and Uses of Cash," in Item 7 of this report.

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     We are an 81% owned subsidiary of CenterPoint Energy. As a result of this relationship, the financial condition of CenterPoint Energy could affect our access to capital, our credit standing and our financial condition.

  OUR OPERATIONS ARE SUBJECT TO EXTENSIVE REGULATION, INCLUDING ENVIRONMENTAL REGULATION. IF WE FAIL TO COMPLY WITH APPLICABLE REGULATIONS OR OBTAIN OR MAINTAIN ANY NECESSARY GOVERNMENTAL PERMIT OR APPROVAL, WE MAY BE SUBJECT TO CIVIL, ADMINISTRATIVE AND/OR CRIMINAL PENALTIES THAT COULD ADVERSELY IMPACT OUR RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

     Our operations are subject to complex and stringent energy, environmental and other governmental laws and regulations. The acquisition, ownership and operation of power generation facilities require numerous permits, approvals and certificates from federal, state and local governmental agencies. These facilities are subject to regulation by the Texas Utility Commission regarding non-rate matters. Existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or any of our generation facilities or future changes in laws and regulations may have a detrimental effect on our business.

     Operation of the South Texas Project is subject to regulation by the NRC. This regulation involves testing, evaluation and modification of all aspects of plant operation in light of NRC safety and environmental requirements. Continuous demonstrations to the NRC that plant operations meet applicable requirements are also required. The NRC has the ultimate authority to determine whether any nuclear powered generating unit may operate.

     Water for certain of our facilities is obtained from public water authorities. New or revised interpretations of existing agreements by those authorities or changes in price or availability of water may have a detrimental effect on our business.

     Our business is subject to extensive environmental regulation by federal, state and local authorities. We are required to comply with numerous environmental laws and regulations and to obtain numerous governmental permits in operating our facilities. We may incur significant additional costs to comply with these requirements. If we fail to comply with these requirements or with any other regulatory requirements that apply to our operations, we could be subject to administrative, civil and/or criminal liability and fines, and regulatory agencies could take other actions seeking to curtail our operations. These liabilities or actions could adversely impact our results of operations, financial condition and cash flows.

     Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions. If any of these events occurs, our business, results of operations, financial condition and cash flows could be adversely affected.

     We may not be able to obtain or maintain from time to time all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals or if we fail to obtain and comply with them, we may not be able to operate our facilities or we may be required to incur additional costs. We are generally responsible for all on-site liabilities associated with the environmental condition of our power generation facilities, regardless of when the liabilities arose and whether the liabilities are known or unknown. These liabilities may be substantial.

  OUR INSURANCE COVERAGE MAY NOT BE SUFFICIENT. INSUFFICIENT INSURANCE COVERAGE AND INCREASED INSURANCE COSTS COULD ADVERSELY IMPACT OUR RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

     We have insurance covering certain of our facilities, including property damage insurance, commercial general liability insurance, boiler and machinery coverage and available replacement capacity in amounts that we consider appropriate. However, our insurance policies are subject to certain limits and deductibles and do not include business interruption coverage. We cannot assure you that insurance coverage will be available in the future at current costs or on commercially reasonable terms or that the insurance proceeds received for any

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loss of or any damage to any of our generation facilities will be sufficient to restore the loss or damage without negative impact on our results of operations, financial condition and cash flows.

     We and the other owners of the South Texas Project maintain nuclear property and nuclear liability insurance coverage as required by law and periodically review available limits and coverage for additional protection. The owners of the South Texas Project currently maintain $2.75 billion in property damage insurance coverage, which is above the legally required minimum, but is less than the total amount of insurance currently available for such losses. Under the federal Price Anderson Act, the maximum liability to the public of owners of nuclear power plants was $10.6 billion as of December 31, 2003. Owners are required under the Price Anderson Act to insure their liability for nuclear incidents and protective evacuations. We and the other owners of the South Texas Project currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan. In addition, the security procedures at this facility have recently been enhanced to provide additional protection against terrorist attacks. All potential losses or liabilities associated with the South Texas Project may not be insurable, and the amount of insurance may not be sufficient to cover them.

  OUR REVENUES AND RESULTS OF OPERATIONS ARE SEASONAL.

     The demand for power in the ERCOT market is seasonal, with higher demand occurring during the warmer months. Accordingly, our customers are generally willing to pay higher prices for entitlements to our capacity during warmer months. As a result, our revenues and results of operations are subject to seasonality, with revenues being higher during the warmer months.

RISKS RELATED TO OUR RELATIONSHIPS WITH CENTERPOINT ENERGY

  CENTERPOINT ENERGY'S PLAN TO MONETIZE ITS INTEREST IN US MAY ADVERSELY IMPACT OUR OPERATIONS AND FINANCIAL CONDITION, AND THE TRADING PRICE OF TEXAS GENCO'S COMMON STOCK.

     CenterPoint Energy expects to monetize its 81% interest in Texas Genco in 2004 and has engaged a financial advisor to assist them in that pursuit. CenterPoint Energy plans to fully evaluate this option before seeking another alternative. CenterPoint Energy and Reliant Resources currently provide a variety of services to us pursuant to the agreements described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Related Party Transactions -- Our Relationships with CenterPoint Energy" and "-- Technical Services Agreement with Reliant Resources" in Item 7 of this report. These services agreements will terminate upon the sale of CenterPoint Energy's interest in Texas Genco. In such an event, we may be required to replace the services currently provided under arrangements with less favorable terms. Also, under the terms of our $75 million 365-day revolving credit facility, if CenterPoint Energy ceases to own, directly or indirectly, at least a 50% voting and economic interest in our wholly owned subsidiary Texas Genco, LP, an event of default will occur and any borrowings thereunder may become immediately due and payable. In addition, depending on the nature of any monetization transaction, the trading price of Texas Genco's common stock could be adversely affected.

  WE WILL BE CONTROLLED BY CENTERPOINT ENERGY AS LONG AS IT OWNS A MAJORITY OF TEXAS GENCO'S COMMON STOCK, AND OUR MINORITY SHAREHOLDERS WILL BE UNABLE TO AFFECT THE OUTCOME OF SHAREHOLDER VOTING DURING THAT TIME.

     As a result of the January 6, 2003 distribution, CenterPoint Energy indirectly owns approximately 81% of Texas Genco's outstanding common stock. As long as CenterPoint Energy owns a majority of our outstanding common stock, it will continue to be able to elect our entire board of directors, and our public shareholders, by themselves, will not be able to affect the outcome of any shareholder vote. In addition, CenterPoint Energy has stated that it is pursuing strategic alternatives for its ownership interest in us, including a possible sale, which could result in a third party becoming our majority shareholder. Our majority shareholder, subject to any fiduciary duty owed to our minority shareholders under Texas law, will be able to control all matters affecting us. In addition, our majority shareholder may enter into credit agreements, indentures or other contracts that limit the activities of its subsidiaries. While we would not likely be contractually bound by these

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limitations, our majority shareholder would likely cause its representatives on our board to direct our business so as not to breach any of these agreements.

  WE MAY HAVE POTENTIAL BUSINESS CONFLICTS OF INTEREST WITH CENTERPOINT ENERGY WITH RESPECT TO OUR PAST AND ONGOING RELATIONSHIPS, AND BECAUSE OF CENTERPOINT ENERGY'S CONTROLLING OWNERSHIP INTEREST, WE MAY NOT BE ABLE TO RESOLVE THESE CONFLICTS ON TERMS POSSIBLE IN ARM'S LENGTH TRANSACTIONS.

     Conflicts of interest may arise between CenterPoint Energy and us in a number of areas relating to our past and ongoing relationships, including proceedings, actions and decisions of legislative bodies and administrative agencies, and our dividend policy. The agreements we have entered into with CenterPoint Energy may be amended in the future upon agreement of the parties. While we are controlled by CenterPoint Energy, CenterPoint Energy may be able to require us to amend these agreements. We may not be able to resolve any potential conflicts with CenterPoint Energy, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

                   CERTAIN FACTORS AFFECTING FUTURE EARNINGS

     Our past earnings and results of operations are not necessarily indicative of our future earnings and results of operations. Any of the following factors could adversely affect our business prospects, financial condition, operating results and cash flows:

     - state and federal legislative and regulatory actions or developments, including deregulation; re-regulation and restructuring of the ERCOT market; and changes in, or application of, environmental and other laws or regulations to which we are subject;

     - the timing and extent of changes in commodity prices, particularly natural gas;

     - the effects of competition, including the extent and timing of the entry of additional competitors in the ERCOT market;

     - the results of our capacity auctions;

     - weather variations and other natural phenomena;

     - financial distress of our customers, including Reliant Resources;

     - our access to capital and credit; and

     - other factors discussed in this report under "Risk Factors" in Item 1 of this report.

                           TEXAS GENCO HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (f)  LONG-LIVED ASSETS AND INTANGIBLES

     The Company periodically evaluates long-lived assets when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted cash flows attributable to the assets, as compared to the carrying value of the assets. An impairment analysis of generating facilities requires estimates of possible future market prices, load growth, competition and many other factors over the lives of the facilities. A resulting impairment loss is highly dependent on these underlying assumptions. No impairment has been recorded in any of the three years in the period ended December 31, 2003.

(8)  COMMITMENTS AND CONTINGENCIES

  (A)  FUEL AND PURCHASED POWER COMMITMENTS

     Fuel commitments include several long-term coal, lignite and natural gas contracts, which have various quantity requirements and durations that are not classified as non-trading derivatives assets and liabilities in the Company's Consolidated Balance Sheets as of December 31, 2003 as these contracts meet the SFAS No. 133 exception to be classified as normal purchases contracts or do not meet the definition of a derivative. Minimum payment obligations related to coal and transportation agreements and lignite mining and lease agreements that extend through 2012 are approximately $309 million in 2004, $251 million in 2005, $256 million in 2006, $248 million in 2007 and $162 million in 2008.
Purchase commitments related to purchased power are not material to the Company's operations. As of December 31, 2003, the pricing provisions in some of these contracts were above market.

  (b)  LEASE COMMITMENTS

     The following table sets forth information concerning the Company's obligations under non-cancelable long-term operating leases at December 31, 2003, which primarily consist of rental agreements for building space, data processing equipment and vehicles, including major work equipment (in millions).

2004........................................................   $11
2005........................................................    11
2006........................................................    10
2007........................................................    10
2008........................................................    10
2009 and beyond.............................................    47
                                                               ---
  Total.....................................................   $99
                                                               ===

     Total lease expense for all operating leases was $10 million, $11 million and $11 million during 2001, 2002 and 2003, respectively.

  (c)  ENVIRONMENTAL, LEGAL AND OTHER

     Clean Air Standards. The Texas electric restructuring law and regulations adopted by the Texas Commission on Environmental Quality (TCEQ) in 2001 require substantial reductions in emission of oxides of nitrogen (NOx) from electric generating units. The Company is currently installing cost-effective controls at its generating plants to comply with these requirements. Through December 31, 2003, the Company has invested $664 million for NOx emission control, and plans to make expenditures of up to approximately $131 million through 2007. Further revisions to these NOx standards may result from the TCEQ's future rules, expected by 2007, implementing more stringent federal eight-hour ozone standards.

     Asbestos. The Company has been named, along with numerous others, as a defendant in several lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos while working at sites along the Texas Gulf Coast. Most of these claimants have been workers who participated in construction of various industrial facilities, including power plants, and some of the claimants have worked at locations owned by the Company. The Company anticipates that additional claims like those received may be asserted in the future and intends to continue vigorously contesting claims which it does not consider to have merit.

     Nuclear Insurance. The Company and the other owners of the South Texas Project maintain nuclear property and nuclear liability insurance coverage as required by law and periodically review available limits and coverage for additional protection. The owners of the South Texas Project currently maintain $2.75 billion in property damage insurance coverage, which is above the legally required minimum, but is less than the total amount of insurance currently available for such losses.

     Under the Price Anderson Act, the maximum liability to the public of owners of nuclear power plants was $10.6 billion as of December 31, 2003. Owners are required under the Price Anderson Act to insure their liability for nuclear incidents and protective evacuations. The Company and the other owners currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan under which the owners of the South Texas Project are subject to maximum retrospective assessments in the aggregate per incident of up to $100.6 million per reactor. The owners are jointly and severally liable at a rate not to exceed $10 million per incident per year. In addition, the security procedures at this facility have been enhanced to provide additional protection against terrorist attacks.

     There can be no assurance that all potential losses or liabilities associated with the South Texas Project will be insurable, or that the amount of insurance will be sufficient to cover them. Any substantial losses not covered by insurance would have a material effect on the Company's financial condition, results of operations and cash flows.

     Nuclear Decommissioning. CenterPoint Houston contributed $14.8 million in 2001 to trusts established to fund the Company's share of the decommissioning costs for the South Texas Project. CenterPoint Houston contributed $2.9 million in 2002 and 2003 to these trusts. There are various investment restrictions imposed upon the Company by the Texas Utility Commission and the United States Nuclear Regulatory Commission (NRC) relating to the Company's nuclear decommissioning trusts. The Company and CenterPoint Energy have each appointed two members to the Nuclear Decommissioning Trust Investment Committee which establishes the investment policy of the trusts and oversees the investment of the trusts' assets. The securities held by the trusts for decommissioning costs had an estimated fair value of $189 million as of December 31, 2003, of which approximately 37% were fixed-rate debt securities and the remaining 63% were equity securities. In July 1999, an outside consultant estimated the Company's portion of decommissioning costs to be approximately $363 million. While the funding levels currently exceed minimum NRC requirements, no assurance can be given that the amounts held in trust will be adequate to cover the actual decommissioning costs of the South Texas Project. Such costs may vary because of changes in the assumed date of decommissioning and changes in regulatory requirements, technology and costs of labor, materials and equipment. Pursuant to the Texas electric restructuring law, costs associated with nuclear decommissioning that have not been recovered as of January 1, 2002, will continue to be subject to cost-of-service rate regulation and will be included in a charge to transmission and distribution customers.

     Joint Operating Agreement with City of San Antonio. The Company has a joint operating agreement with the City Public Service Board of San Antonio to share savings from the joint dispatching of each party's generating assets. Dispatching the two generating systems jointly results in savings of fuel and related expenses due to a more efficient utilization of each party's lowest cost resources. The two parties currently share equally the savings resulting from joint dispatch. The agreement terminates in 2009.